Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 27, 2019, relating to the consolidated financial statements of The Andersons, Inc. and subsidiaries and the effectiveness of The Andersons, Inc. and subsidiaries internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers), appearing in the Annual Report on Form 10-K of The Andersons, Inc. and subsidiaries for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP
Cleveland, Ohio
September 20, 2019